October 30, 2018

Gregory Boden
Chief Financial Officer
CLOUDCOMMERCE, INC.
1933 Cliff Drive, Suite 1
Santa Barbara, CA 93109

       Re: CLOUDCOMMERCE, INC.
           Form 10-K for the Transition Period From July 1, 2017 to December 31, 2017
           Filed April 13, 2018
           Form 8-K Filed August 2, 2017
           Form 8-K Filed November 17, 2017
           File No. 000-13215

Dear Mr. Boden:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 8-K Filed November 17, 2017

Item 9,01 Financial Statements and Exhibits, page 3

1. Please tell us if you plan to amend to include financial statements and pro forma financial information required by Item 9.01(a) and (b) of Form 8-K. In addition, please show us your significance tests. Refer to Rule 8-04 of Regulation S-X.
 Gregory Boden
CLOUDCOMMERCE, INC.
October 30, 2018
Page 2
Form 8-K Filed August 2, 2017

Item 9.01 Financial Statements and Exhibits, page 6

2. Please tell us when you plan to file the audited abbreviated statements of assets acquired and liabilities assumed and of revenues and direct expenses for the acquisition of Parscale
      Creative, Inc. as indicated in your letter to the Division of Corporation's Office of the
      Chief Accountant dated August 14, 2017.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or
William
Thompson, Accounting Branch Chief, at (202) 551-3344 with any questions.



                                                           Sincerely,
FirstName LastNameGregory Boden
                                                           Division of
Corporation Finance
Comapany NameCLOUDCOMMERCE, INC.
                                                           Office of Consumer
Products
October 30, 2018 Page 2
cc:       Andrew Van Noy
FirstName LastName